Exhibit 99.2

If you are not able to attend the meeting in person, please exercise your right to vote by returning the enclosed form of proxy or voting information form to the address provided on such form so as to arrive no later than 11:00 AM (MT) on May 10, 2011, or, if the meeting is adjourned, 11:00 AM (MT) on the second business day before any adjournment.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support public and private sector clients in a diverse range of markets at every stage, from initial concept and financial feasibility to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the routes we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Our services are offered through approximately 10,700 employees operating out of approximately 160 locations in North America. Stantec trades on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol STN.

Stantec is One Team providing Integrated Solutions.

March 15, 2011

Dear Fellow Shareholder:

On behalf of the Stantec Board of Directors and the rest of the Stantec team, I would like to invite you to attend the annual meeting of shareholders of Stantec Inc. The meeting will be held as follows:

Date:       Thursday, May 12, 2011
Time:       11:00 AM (MDT)
Place:      Citadel Theatre
(Shoctor Theatre)
9828 – 101A Avenue
Edmonton, Alberta

Alternatively, you may choose to attend the meeting through the Internet. The presentation will be broadcast live and archived on stantec.com under the Investors section.

During the meeting, we will review the Company’s 2010 operating and financial performance and outline our strategy going forward.

Enclosed in this package you will find the Notice of Meeting, as well as a form of proxy and the Management Information Circular. Please return the proxy as soon as possible to ensure that your vote is recorded in due time.

Thank you for your continuing support.

Sincerely,

Bob Gomes, P. Eng.
President & CEO

March 15, 2011

Fellow Shareholders,

At the 2011 Stantec Annual Meeting, I will be retiring from my position as chairman of the board. After a career spanning over 33 years with the Stantec organization, I am looking forward to having more time for family, leisure travel, and perhaps a revitalization of my golf game.

It has been an honor and a privilege to have spent the greater part of my professional career with Stantec, and I owe a tremendous debt of gratitude to a number of people and institutions that have so diligently supported me and the Company over that period of time. To my wonderful wife, Dorothy, and our family; to my chief executive officer (CEO) predecessor and mentor, the late Dr. Don Stanley; to my CEO successor, Tony Franceschini, and his successor, Bob Gomes; to Stantec’s impressive staff and dedicated board of directors; to our valued clients, friends, and business associates; and to our loyal shareholders, thank you all so very much for your support of and faith in the Stantec success story. And thank you all so very much for allowing me the opportunity to serve in the evolution of that story.

As I step down from the board, I am extremely pleased to see that the elements for Stantec’s continuing success are all in place. We have a strong and seasoned management team. We have a talented and Stantec business-schooled team of professional and support personnel. We have a dedicated and respected board of directors. And, most important, we have a successful business model that has demonstrated its sustainability and profitability over time. Finally, we have more than ample market “runway” for that same business model to continue to expand Stantec’s profitable growth for many years to come.

When I stepped down as Stantec’s president and CEO in 1998, we had just come through the first major phase of the Stantec growth story. In my 15 years as president, I had seen the Company grow from approximately 200 staff (following the effects of the ill-fated Canadian National Energy Program), through a public listing on the Toronto Stock Exchange, to roughly 2,000 staff.

In 1998, upon leaving the Company as CEO, I remarked that “what we today have built together is but the beginning of a marvelous journey yet to unfold.” Upon leaving the Company as chairman at this annual general meeting, I cannot help but believe that these words are as appropriate now as they were then.

Yours appreciatively,

Ron Triffo, P. Eng.
Chairman of the Board

NOTICE OF ANNUAL
MEETING OF SHAREHOLDERS

Stantec Inc. (Stantec) will hold its annual meeting of shareholders at the Citadel Theatre (Shoctor Theatre), 9828 – 101A Avenue, Edmonton, Alberta, on Thursday, May 12, 2011, at 11:00 AM (MT) to

1.	Receive Stantec’s financial statements for the financial year ended December 31, 2010, together with the auditor’s report on those statements

2.	Elect the directors of Stantec

3.	Appoint an auditor and authorize the directors to fix the auditor’s remuneration

4.	Transact any other business properly brought before the meeting

The accompanying Management Information Circular contains more information regarding these matters. Stantec’s 2010 audited financial statements are included in the 2010 Financial Review, which is available, free of charge, to shareholders upon request.

The board of directors has fixed the close of business on March 15, 2011, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting, and only shareholders of record on such date are entitled to vote on these matters at the meeting.

By order of the board of directors

Paul J.D. Alpern
Vice President, Secretary and General Counsel
March 15, 2011

DIRECTORS’ APPROVAL

Our board of directors has approved the contents of this circular and the distribution of the circular to our shareholders.

Paul J.D. Alpern
Vice President, Secretary and General Counsel
March 15, 2011

QUESTIONS AND ANSWERS ON VOTING

Q:     Who can go to the meeting?

A:	Anyone who holds common shares of Stantec as of March 15, 2011, which is the record date for the meeting, is entitled to attend the meeting.

Q:     Who can vote at the meeting?

A:	If you hold common shares as of the close of business on March 15, 2011, you have the right to vote at the meeting.

Q:     How many votes am I entitled to?

A:	You are entitled to one vote for each common share you hold.

Q:     What items of business am I voting on?

A:     You are voting on the election of directors and the appointment of auditors.

Q:	How many shareholders do you need to reach a quorum?

A:	A quorum is reached when two shareholders holding validly issued common shares of the Company are present. On March 15, 2011, the Company had 45,732,152 common shares issued and outstanding.

Q:	What percentage of votes is required to approve the items of business?

A:	A majority (over 50 percent) of the votes cast at the meeting are needed for approval.

Q:	Does any shareholder beneficially own 10 percent or more of the outstanding common shares of the Company?

A:
No. To the knowledge of the directors and executive officers of Stantec, as of March 15, 2011, no one beneficially owns, directly or indirectly, or exercises control or direction over, common shares that carry more than 10 percent of the voting rights attached to all common shares entitled to be voted at the meeting.

Q:    Am I a registered shareholder?

A:	You are a registered shareholder if you hold any common shares in your own name. Your common shares are represented by a physical share certificate.

Q:	Am I a beneficial (nonregistered) shareholder?

A:
You are a beneficial shareholder if your common shares are held in an account in the name of a nominee (for example, a bank; trust company; securities broker; or Manulife Financial or Computershare Trust Company, the trustees for the employee share purchase plan in Canada and the United States, respectively).

Q:    Who is soliciting my proxy?

A:
Stantec’s management is soliciting your proxy, and the costs for doing so are being borne by Stantec. In addition to soliciting proxies by mail, employees may also solicit proxies via telephone or in person.

Q:	How can I vote if I am a registered shareholder?

A:    You can vote in any of the following ways:
•
Vote in person: Do not complete and return the form of proxy but simply attend the meeting where your vote will be taken and counted. Be sure to register with Computershare, the Company’s transfer agent and registrar, when you arrive at the meeting.

•	Vote by proxy: Complete your proxy form and return it by mail or delivery, following the instructions on the proxy.

•
Vote by your own appointed proxy: You can appoint someone else to represent you at the meeting. Complete a paper proxy or Internet proxy by inserting the person’s name in the appropriate space on the proxy form or complete another acceptable paper proxy. The person you appoint does not need to be a shareholder but must attend the meeting to vote your shares.

•
Vote by phone: Call the toll-free telephone number shown on your proxy form, refer to your holder account number and access number (shown on the form), and follow the instructions. Note that you cannot appoint anyone other than Ronald Triffo or Robert J. Gomes as your proxy if you vote by phone.

•	Vote by Internet: Visit the website shown on your proxy form. Refer to your holder account number and access number (shown on the proxy form) and follow the online instructions.

Q:	How can I vote if I am a beneficial shareholder?

A:
If you are a beneficial shareholder, you will receive your materials through an investment dealer or other intermediary. Complete and return the forms providing your voting instructions. You should carefully follow your intermediary’s procedures and return instructions to ensure that your shares are voted at the meeting.

Q:	As a beneficial shareholder, can I vote in person at the meeting?

A:
Yes. Insert your own name in the space provided on the voting instruction form sent to you by your nominee and carefully follow the instructions. Do not otherwise complete the form. This will allow you to attend the meeting and vote your common shares in person. Be sure to register with Computershare when you arrive at the meeting.

Q:	How can I vote if I am an employee shareholder?

A:
If you hold shares through the Stantec employee share purchase plan, you can direct the trustee of the plan to vote your employee shares as you instruct. You can give the instructions in the following manner:

•	Vote by the management designated proxy: Complete your proxy form and return it by mail or delivery, following the instructions on the proxy.

•
Vote by phone: Call the toll-free telephone number shown on your proxy form, refer to your holder account number and access number (shown on the form), and follow the instructions. Note that you cannot appoint anyone other than Ronald Triffo or Robert J. Gomes as your proxy if you vote by phone.

•	Vote by Internet: Visit the website shown on your proxy form. Refer to your holder account number and access number (shown on the form) and follow the online instructions.

Your employee shares will be voted for or against or withheld from voting only in accordance with your instructions. If your proxy is not received by the plan’s trustees according to the above procedures, your employee shares will not be voted.

Q:	How will my shares be voted if I return my proxy?

A:
By completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares on each item of business according to your instructions. If you have appointed Ronald Triffo or Robert J. Gomes as your proxy and you do not provide them with instructions, they will vote your common shares in favor of

1) electing as a director each person nominated by the Company for the ensuing year, 2) appointing Ernst &Young as auditor for the ensuing year, and 3) authorizing the directors to fix the auditor’s remuneration.

Q:	What happens if there are amendments or variations or other matters brought before the meeting?

A:
The voting instructions you provide by proxy give discretionary authority to the person you appoint as proxyholder to vote as he or she sees fit on any amendment or variation to any of the matters identified in the notice of the meeting and any other matters that may properly be brought before the meeting, to the extent permitted by law. As of March 15, 2011, neither the directors nor the executive officers of the Company are aware of any variation, amendment, or other matter to be presented for a vote at the meeting.

Q:	What is the deadline to receive my proxy?

A:
Whichever voting method you choose to vote, your proxy must be received before 11:00 AM (MT) on May 10, 2011. If the meeting is adjourned or postponed, the proxy must be signed and received before 11:00 AM (MT) on the second business day before the adjourned meeting.

Q:	What if I change my mind?

A:
If you are a registered shareholder, you may revoke your proxy, after you or your attorney (duly authorized in writing) have returned a proxy to Computershare Trust Company of Canada, by delivering a duly executed proxy with a later date by paper, telephone, or Internet. You may also use a form of revocation of proxy or other instrument signed by you or your attorney (authorized in writing) and deliver it to our registered office before the end of business on the day before the meeting or any subsequent adjournment or postponement or to the chair of the meeting before the start of the meeting or before any adjournment or postponement.

You may also revoke your proxy in any other manner permitted by law.

If you are a beneficial shareholder, you may revoke your proxy or voting instructions by contacting the individual who serves your account. However, you are subject to the same time constraints as registered shareholders, as noted above.

BUSINESS OF THE MEETING

1.	Report of Management and Consolidated Financial Report

The report of management and the audited consolidated financial statements for the year ended December 31, 2010, including management’s discussion and analysis, are contained in our 2010 Financial Review. Shareholders who have requested a copy of the 2010 Financial Review will receive it by mail. If you did not request a copy, you may view the financial review online at www.stantec.com or at www.sedar.com, or you may obtain a copy upon request to Stantec’s corporate secretary at 10160 – 112 Street, Edmonton, Alberta T5K 2L6.

2.           Election of Directors

Eight directors will be elected at the meeting. All the listed nominees are currently directors, and all the current directors’ appointments will expire at the meeting.

Unless otherwise instructed, the management representatives designated in the form of proxy intend to vote for the election of the nominees listed beginning on page 9.

Majority Voting for Directors

In November 2007, the board reviewed and adopted a majority voting policy on the recommendation of the Corporate Governance and Compensation Committee. Under this policy, in an uncontested election of directors, any nominee who receives a greater number of “withheld” votes than “for” votes will tender his or her resignation following certification of the shareholder vote. The Corporate Governance and Compensation Committee will promptly consider the resignation and recommend to the board whether or not to accept it. The board expects that resignations will be accepted unless there are extenuating circumstances that warrant a contrary decision. We will promptly publicly disclose the board’s decision and process in a periodic or current report filed with the Canadian Securities Administrators (CSA).

3.           Appointment of Auditor

It is proposed that Ernst & Young LLP, Chartered Accountants be appointed as our auditor for the 2011 fiscal year. Unless you specify otherwise by proxy or by voting at the meeting, the management representatives designated in the form of proxy intend to vote for the reappointment of Ernst & Young LLP, Chartered Accountants as our auditor to hold office until the close of the next annual shareholders’ meeting and to authorize our directors to set Ernst & Young LLP’s remuneration for the year. Ernst & Young LLP has served as Stantec’s auditor since December 11, 1993.

Aggregate fees paid to Ernst & Young LLP, Stantec’s external auditor, during the fiscal years ended December 31, 2010, and 2009, were as follows:

Category	Note	2010	2009

Audit Fees Audit-Related Fees Tax Fees	1 2 3	$1,075,000 574,000 628,000	$1,120,000 180,000 870,000
Total		$ 2,277,000	$2,170,000

1. Audit Fees—Audit services provided by Ernst & Young LLP for the audit and review of Stantec’s financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements
2. Audit-Related Fees—Assurance and related services provided by Ernst & Young LLP that are reasonably related to the performance of the audit or review of the financial statements and are not reported under “Audit Fees”
3. Tax Fees—Professional services rendered by Ernst & Young LLP for tax compliance, tax advice, and tax planning, including tax advice and due diligence relating to potential business acquisitions

4.           Shareholder Proposal

We received a shareholder proposal that was subsequently withdrawn following discussions with us. The proposal was made by Meritas Financial Inc. (Meritas) and requested that the board adopt a policy giving our shareholders the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by our management, to ratify the compensation of the named executive officers set forth in the proxy statement. Meritas requested that the proposal submitted to shareholders ensure that shareholders understand that the vote is nonbinding and would not affect any compensation paid or awarded to any named executive officer.

Starting in 2012, we will present at our annual shareholder meetings a nonbinding advisory vote on executive compensation for our Named Executive Officers. We are committed to demonstrating leadership in evolving governance issues, including executive compensation.

NOMINEES FOR ELECTION TO BOARD OF DIRECTORS

Our management believes that each of the listed nominees will be able to serve as a director. If for any reason before the meeting a nominee is unable to serve as a director, the persons named in the form of proxy have the discretion to vote for another nominee at the meeting. Each elected director will hold office until the next annual meeting or until a successor is duly elected or appointed.

The number of common shares and deferred share units held by each of the directors as described below is as of March 15, 2011. The value of the common shares and deferred share units described for each of the directors is calculated based upon the closing price of our common shares on March 15, 2011.

1	Mr. Cellucci was appointed to the committee on May 12, 2010. Subsequent to his appointment, he attended all committee meetings.
2	Mr. Cellucci has five years from the date of his appointment to the board of directors in which to satisfy the $200,000 minimum equity requirement.

Board of Directors Skills Matrix

We believe that a board with a broad mix of skills is better able to oversee the wide range of issues that arise in a company of our size and complexity. The matrix below shows the board’s mix of experience in 11 categories that are important to our business. It also shows which skills the board would ideally possess and which will be considered when we are recruiting new directors and making changes to our board.

	Managing or Leading Growth	Financial Literacy	Senior Officer or CEO Experience	Industry Experience in Stantec's Fields	Government Affairs (Canadian or US)	International Business	Service on Public Company Boards	Executive Compensation	Capital Structuring and Capital Markets	Corporate Governance	Risk Management and Risk Mitigation

Name
Ronald Triffo	√	√	√	√	√	√	√	√	√	√	√
Anthony P. Franceschini	√	√	√	√	√	√	√	√	√	√	√
David L. Emerson	√	√	√	√	√	√	√	√	√	√	√
Robert J. Gomes	√	√	√	√	√	√		√	√	√	√
Ivor M. Ruste	√	√	√	√		√	√	√	√	√	√
Robert J. Bradshaw	√	√	√	√	√	√	√	√	√	√	√
Susan E. Hartman	√	√	√	√		√	√	√	√	√	√
Paul Cellucci	√	√	√		√	√	√	√	√	√	√
Aram H. Keith	√	√	√	√	√	√	√	√	√	√	√
Total	9	9	9	8	7	9	8	9	9	9	9

BOARD OF DIRECTORS—COMMITTEE REPORTS

Report of the Audit and Risk Committee

The committee members are Ivor Ruste, chair; Susan Hartman; and David Emerson.

The mandate of the Audit and Risk Committee is to oversee the quality, integrity, and timeliness of Stantec’s financial reporting; internal controls, including internal control over financial reporting and disclosure controls and procedures; risk management systems; internal audit function; and compliance with legal and regulatory requirements. The committee also reviews and assesses the qualifications, independence, and performance of the external auditors.

During the year, the board of directors determined that more formalization and clarification was needed to emphasize the importance of its risk oversight role. Given Stantec’s current size and nature of operations, the board determined that the Audit Committee terms of reference should be updated to emphasize the evaluation and management of risk. The Audit Committee approved this change in November 2010. The Audit Committee was renamed the Audit and Risk Committee. The revised terms of reference can be found in our Annual Information Form dated February 24, 2011.

The board has determined that each member of the Audit and Risk Committee is “independent” and “financially literate” as such terms are defined under applicable Canadian and US securities laws and exchange rules and that each of Ivor Ruste and David Emerson is an “Audit Committee Financial Expert” as such term is defined under the U.S. Securities and Exchange Commission rules.

The Audit and Risk Committee met six times in 2010 and, in accordance with its charter and internal workplan, accomplished the following:

Financial Reporting

Ö	Reviewed and recommended for approval by the board the consolidated financial statements, management’s discussion and analysis, financial press releases, and annual information form on an annual basis
Ö	Reviewed and approved the consolidated financial statements, management’s discussion and analysis, and financial press releases on a quarterly basis
Ö
Reviewed with management and the shareholders’ auditors the appropriateness of Stantec’s accounting and financial reporting, the impact of adopting new accounting standards, the accounting treatment of significant risks and uncertainties, the key estimates and judgments of management that were material to Stantec’s financial reporting, and the disclosure of critical accounting policies

Ö	Reviewed with management emerging best practices related to financial reporting
Ö
Received regular updates on the anticipated implementation of International Financial Reporting Standards (IFRS) and the implications of IFRS for Stantec’s financial reporting, financial systems, and statements.  These updates included highlights of the implementation schedule, potential transitional issues and risks, and policy recommendations. In addition, the committee members, along with the entire board, participated in an IFRS information and status session presented by management.

Internal Control over Financial Reporting and Disclosure Controls and Procedures and Internal Audit

Ö
Reviewed management’s assessment of the effectiveness of internal control over financial reporting required under the Sarbanes-Oxley Act of 2002 (SOX) Section 404. The president and chief executive officer and the chief financial officer continue to certify Stantec’s annual and interim filings, which include the consolidated financial statements, management’s discussion and analysis, and annual information form, as required under requirements adopted by the CSA and as required by SOX.

Ö	Reviewed management’s evaluation of the effectiveness of Stantec’s disclosure controls and procedures required under SOX Section 302 and under requirements adopted by the CSA
Ö	Examined the reports of the internal auditor concerning the effectiveness of internal control
Ö	Met with the internal auditor without management present at each of the four regularly scheduled Audit and Risk Committee meetings
Ö	Received the general counsel’s quarterly reports on legal matters that present material risks and quarterly reports on compliance with applicable laws and regulations
Ö	Reviewed correspondence from regulators and Stantec’s responses thereto
Ö
Received annual evaluation from the internal auditor of the procedures that exist for the review of financial information (extracted or derived from financial statements) that is publicly disclosed by the Company

External Auditors—The “Shareholders’ Auditors”

Ö	Recommended to the board the firm of chartered accountants to be nominated for appointment as the external auditor
Ö	Reviewed the external auditor’s annual client services plan
Ö	Evaluated the external auditor’s performance
Ö	Reviewed and approved proposed external audit fees for the year
Ö
Reviewed and discussed the quarterly and annual financial statements reports from the shareholders’ auditors as well as reports outlining all relationships between the shareholders’ auditors and Stantec to confirm the independence of the shareholders’ auditors

Ö	Approved all audit and preapproved all nonaudit services provided by the shareholders’ auditors
Ö	Met with the shareholders’ auditors without management present at each of the four regularly scheduled Audit and Risk Committee meetings

Risk Oversight

Ö
Focused on reviewing the risks Stantec faced in 2010 in the context of changing economic and risk environments. The committee reviewed presentations from management on the key principal risks as well as those that highlight the potential and realized impact of the deterioration in economic and financial markets on Stantec’s business, liquidity, and counterparty exposures.

Ö
In conjunction with the board strategy session, reviewed significant credit and market risk exposures, industry sector analyses, and the strategies of Stantec’s major business units, including related risk methodologies

Ö
Considered risk issues in the broad context of Stantec’s enterprise-wide strategic management framework and the risk-adjusted return on capital of significant new businesses and line-of-business initiatives

Ö
Reviewed, amended, and approved corporate policies that address risk management by means of controls, including controls on the authorities and limits delegated to the president and chief executive officer

Ö	Completed reviews of management’s risk assessments required for all the major acquisitions approved by the board during the year

Other Matters

Ö	Reviewed and approved amendments to the committee terms of reference and corporate policies relating to auditor independence
Ö
Reviewed whistleblower procedures, which allow officers and employees to report potential violations of Stantec’s Code of Conduct or concerns relating to accounting, internal accounting controls, or auditing matters on a confidential and anonymous basis

Ö	Reviewed reports relating to employee conduct procedures, including conflict of interest, personal trading in securities, and results of the annual acknowledgement process

Additional information regarding the Audit and Risk Committee and its members and the text of the Audit and Risk Committee Terms of Reference may be found in our Annual Information Form dated February 24, 2011, filed on SEDAR at www.sedar.com and on our website at www.stantec.com. You may also contact Stantec for a copy of the Terms of Reference free of charge.

Report of the Corporate Governance and Compensation Committee

The committee members are Robert Bradshaw, chair; Paul Cellucci ; and Aram Keith.

The mandate of the Corporate Governance and Compensation Committee is to

1. Ensure that an appropriate and effective corporate governance system is in place for the board's overall stewardship responsibility and the discharge of its obligations to the stakeholders of the Company

2. Propose new nominees to the board, ensure that a continuing education program for the board is in place, and assess the performance of the board, the committees of the board, and the individual directors

3. Review the compensation levels of the members of the senior management team and the board of directors, evaluate the performance and compensation of the chief executive officer, and consider succession planning for the chief executive officer position and such other senior management positions as the committee wishes to include

Each member of the Corporate Governance and Compensation Committee has been determined by the board to be “independent” as such term is defined under applicable Canadian and US securities laws.

The Corporate Governance and Compensation Committee met five times in 2010 and, in accordance with its terms of reference and internal workplan, accomplished the following:

Corporate Governance Process Review

Ö	Reviewed corporate policies and procedures for each of the following key governance areas:
o	Corporate strategy and strategic planning
o	Annual budgeting
o	Identification of principal business risks and systems for managing such risks
o	Chief executive officer and senior management succession planning
o	Corporate communications
o	Corporate internal controls and management information systems
Ö	Reviewed all board-approved policies and reported thereon to the board of directors
Ö	Reviewed the duties and responsibilities of the board and its committees, along with the position descriptions for the chair of the board, the chief executive officer, and the chair of each committee
Ö	Ensured that each committee reviewed its terms of reference and updated these terms as required
Ö
Received regular updates from management and corporate counsel on current corporate governance issues, including say-on-pay votes, changes to best practices in executive compensation, and governance legislative reform initiatives in the United States

Ö	Reviewed compliance with senior executive and chief executive officer share ownership guidelines

Board of Directors Governance

Ö	Determined the criteria, profile, and qualifications for new nominees to fill vacancies on the board
Ö	Created and implemented a skills matrix for the board of directors
Ö	Ensured that an appropriate continuing education program was in place for current directors
Ö	Determined the succession planning process for the chair of the board of directors
Ö	Improved the annual board of directors assessment and individual director assessment process and conducted the assessments
Ö	Implemented an annual self-assessment process for the Corporate Governance and Compensation Committee
Ö	Set the number of directors and the membership of committees for the year for recommendation to the board of directors
Ö	Reviewed director compliance with share ownership guidelines

Compensation Matters

Ö	Reviewed the adequacy and form of compensation of directors and made recommendations thereon to the board of directors
Ö	Reviewed the compensation policy for outside directors and confirmed the deferred share units to be issued
Ö	Reviewed the chief executive officer’s compensation package
Ö	Reviewed the Company’s executive compensation package and its related policies and proposed changes to be implemented in 2011
Ö	Reviewed and recommended to the board that a restricted share unit plan be implemented for the Company’s senior management team
Ö	Reviewed the chief executive officer’s recommendations for 2010 compensation for the Company’s senior management team

Performance Review and Succession Planning

Ö	Developed annual performance objectives for the chief executive officer
Ö	Reviewed the performance of the chief executive officer with the board of directors
Ö	Reviewed the chief executive officer succession planning measures and developed both an emergency plan and a strategic long-term plan for chief executive officer succession
Ö	Reviewed the chief executive officer’s succession plans for the senior management team

Additional information regarding the Corporate Governance and Compensation Committee and its members and the text of the Corporate Governance and Compensation Committee Terms of Reference may be found on our website at www.stantec.com. You may also contact Stantec for a copy of the Terms of Reference free of charge.

2010 DIRECTOR COMPENSATION

The Corporate Governance and Compensation Committee, which is composed entirely of independent directors, is responsible for reviewing the adequacy and form of compensation of the directors and the chair of the board to ensure the compensation is competitive and realistically reflects the responsibilities and risks involved in being an effective director. Effective in fiscal 2004, we discontinued the practice of granting options to directors under our employee share option plan.

Director compensation comprises two main elements: (1) chair retainers and board member fees and (2) deferred share units. We believe this combination of elements strikes the correct balance between a fixed, short-term incentive that compensates our board members for their time and an added long-term incentive that increases the alignment of our directors’ interests with those of our shareholders. We also compensate our directors for reasonable out-of- pocket expenses and travel fees.

The board of directors does not believe that it is necessary to compensate the chief executive officer for his service on the board of directors beyond the compensation he receives for his service as the chief executive officer of the Company.  Therefore, Mr. Gomes does not receive a fee for attending any of the board or committee meetings, nor does he receive an allotment of deferred share units for his service as a director. Mr. Gomes’s entire executive compensation is fully disclosed under our executive compensation overview section.

Retainers and Fees

Below is a breakdown of the various retainers paid to our directors:

	Board etainer	Chair Retainer	Committee Retainer	Board Attendance Fees	Committee Attendance Fees	Other Fees	Total
Ronald Triffo	-	$75,0001	-	$12,600	$16,200	-	$103,800
Robert J. Bradshaw	-	$6,000	-	$10,800	$9,000		$25,800
Paul Cellucci	-	-	-	$12,600	$5,400	-	$18,000
David L. Emerson	-	-	-	$10,800	$10,800	-	$21,600
Anthony P. Franceschini	-	-	-	$12,600	-	-	$12,600
Robert J. Gomes	-	-	-	-	-	-	-
Susan E. Hartman	-	-	-	$12,600	$14,400	-	$27,000
Aram H. Keith	-	-	-	$12,600	$9,000	-	$21,600
Ivor M. Ruste	-	$12,000	-	$12,600	$10,800	-	$35,400

1
Mr. Triffo, the chair of the board of directors, receives $75,000 per year as a director fee retainer pursuant to an agreement with Stantec. This agreement with Mr. Triffo will end when he ceases to be chair of the board of directors.

Description of Fee	Amount
Annual retainer	None
Board meeting fee	$1,800 per meeting
Committee fee	$1,800 per meeting
Chair retainers: Chair of the board Audit chair Corporate Governance and Compensation chair	$75,000 per year $3,000 per quarter $1,500 per quarter

Deferred Share Units

Each outside director (i.e., all directors other than Robert J. Gomes) is entitled to 800 deferred share units per quarter that they serve on the board. Each deferred share unit has the same value as one of our common shares.  Deferred share units carry no voting rights, cannot be transferred, and carry no right to be exchanged into our common shares. The total compensation for 2010 under nonequity incentive plan compensation referred to below includes the values of the directors’ deferred share units granted within the 2010 calendar year valued as of the grant date. Deferred share units cannot be exercised until the death or retirement of a director, upon which the value of a director’s deferred share units are paid in cash (reduced by the amount of applicable withholding taxes). Each deferred share unit will be valued as the weighted average of the closing market price of our common shares for the last 10 trading days of the month of the death or retirement of the director. Deferred share units are granted on the first day of the subsequent quarter of the previous period, and once granted, the number of deferred share units will not be adjusted even if the director dies or retires in the quarter to which a grant of deferred share units relates. The number of deferred share units held by directors and the number of deferred share units to which directors are entitled will be appropriately adjusted for any change in our outstanding common shares that occurs by reason of any stock split, consolidation, or other corporate change.

The Corporate Governance and Compensation Committee reviews director compensation every three years. The committee is scheduled to review the compensation for outside directors in 2011.

Total Directors’ Compensation

The complete directors’ compensation package for the financial year ended December 31, 2010, is as follows:

Compensation for 20101

	Fees Earned	Share- Based Awards (DSU)	Option- Based Awards	Nonequity Incentive Plan Compensation	Pension Value	All Other Compensation	Total
Ronald Triffo	$103,800	$86,752	-	-	$2,2072	$3,3523	$196,111
Robert J. Bradshaw	$25,800	$86,752	-	-	-	-	$112,552
Paul Cellucci	$18,000	$86,752	-	-	-	-	$104,752
David L. Emerson	$21,600	$86,752	-	-	-	-	$108,352
Anthony P. Franceschini	$12,600	$86,752	-	-	-	-	$99,352
Susan E. Hartman	$27,000	$86,752	-	-	-	-	$113,752
Aram H. Keith	$21,600	$86,752	-	-	-		$108,352
Ivor M. Ruste	$35,400	$86,752	-	-	-	-	$122,152

1
Mr. Gomes does not receive any fees or deferred share units for attending board meetings. Since Mr. Gomes is a named executive officer, his entire executive compensation is fully disclosed under our executive compensation overview section.

2	Represents payments to Mr. Triffo’s registered retirement savings/employee share purchase plan
3	Mr. Triffo’s employer-paid benefits

Outstanding Option-Based and Share-Based Awards for Directors

Our directors do not receive option-based awards for their service as directors of the Company; however, while Mr. Franceschini served as the Company’s president and chief executive officer from June 1, 1998, until his retirement on May 14, 2009, he received stock options as part of his executive compensation. The table below reflects Mr. Franceschini’s holdings as of December 31, 2010. With respect to the deferred share units awarded to our outside directors, all grants vest immediately upon issuance.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the- Money Options1	Number of Shares or Units of Shares That Have Not Been Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)
Anthony P. Franceschini	30,000 60,000 60,000	$10.80 $12.17 $13.55	January 3, 2012 January 3, 2013 January 3, 2013	$2,292,300	n/a	n/a

1	The closing price of Stantec shares of $27.73 as of December 31, 2010, was used for the purpose of calculating the aggregate value of the unexercised in-the-money options.

Director Equity Ownership

We encourage our directors to have an equity position in Stantec. Under the board’s director ownership guideline adopted at the November 2, 2007, board of directors’ meeting, a director is required to own $200,000 in equity either in the form of deferred share units or common shares or some combination of both within five years of becoming a director. Each of our current directors either owns $200,000 in equity or is within the prescribed prior timetable to obtain such ownership.

Age and Term Limits

The board of directors does not believe it should establish term limits. Although having term limits could help ensure  fresh ideas and viewpoints on the board, it poses the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight into our operations and, therefore, provide an increasing contribution to the board as a whole.

As an alternative to term limits, the Corporate Governance and Compensation Committee, in consultation with the chair of the board and the chief executive officer of the Company, will review each director's continuation on the board once a year. This will also give each director the opportunity to confirm his/her desire to continue as a member of the board.

Although the board has not adopted a formal policy regarding the retirement age of directors, it believes that once a director reaches the age of 72 his or her continued service on the board should be reviewed by both the Corporate Governance and Compensation Committee and the board of directors as a whole.

Upon retirement or resignation from the board of directors, a director is not entitled to, nor receives, any form of retirement compensation. The only payment received by a director upon retirement or resignation is the earned value of his or her deferred share units.

EXECUTIVE COMPENSATION OVERVIEW

The following is the Corporate Governance and Compensation Committee’s report on executive compensation.

Compensation Discussion and Analysis

This compensation discussion and analysis describes the elements of compensation earned by each member of Stantec’s senior management team, which is made up of the chief executive officer, chief financial officer, chief operating officer, practice area unit leaders, and regional operating unit leaders. The compensation of Stantec’s named executive officers (as defined below) in 2010 is included in this discussion since all the named executive officers were part of Stantec’s senior management team in 2010.

Objectives and Philosophy

The overall objectives of Stantec’s executive compensation program are to

•	Attract top talent—Our compensation program should attract, retain, and motivate top executives who will contribute to our long-term success.
•	Motivate and reward—Total compensation for an executive should be both competitive and tied to the achievement of short- and long-term financial and strategic objectives.
•
Take a One Team approach—Members of our senior management team are expected to work together to contribute to the success of the Company as a whole. Our compensation program should reward both individual and Company-wide achievement of objectives.

•	Align interests—Our compensation program seeks to align the interests of our senior management team with those of shareholders.

Compensation Review

In the summer of 2010, management commissioned a compensation consultant, Towers Watson, to undertake a high-level peer review of the compensation plans of our senior management team to determine if our compensation strategy continued to offer fair market value to such employees.

The compensation consultant completed a total compensation analysis that included reviewing the long-term incentive plans of our peers and comparable companies. The peer group selected by management in consultation with the consultant consisted of SNC Lavalin Group Inc.; Genivar Inc.; IBI Group Inc.; AECOM Technology Corporation; CH2M Hill Companies Limited; Fluor Corporation; Jacobs Engineering Group, Inc.; Michael Baker Corporation; Tetra Tech, Inc.; and URS Corporation. Management believes that these companies comprise an appropriate peer group because they are business competitors or other entities with which we compete for employees at the executive level.

Historically, our philosophy regarding the compensation of our senior management team has been that base compensation should be at the median level of our peers and that our short-term compensation (bonus program) should average in the upper quartile, which would result in our senior executives being well compensated in comparison to our peers. The Towers Watson analysis provided some feedback as to whether this philosophy reflects market conditions.

Our conclusion was that our base compensation and bonus compensation are close to that of our peers; however, a portion of our peers’ compensation is granted through some type of deferred compensation. Thus, to remain competitive with our peers in the industry, management recommended, and the Corporate Governance and Compensation Committee approved, that we move to a compensation plan for the senior management team that includes the combination of a base salary, a short-term annual cash bonus, a restricted share unit plan, and a grant of options. These recommendations were not reflected in the compensation paid to our senior management team in 2010 but were implemented in 2011 as further described below.

Components of Compensation

For 2010, our compensation package for our senior management team, including the named executive officers, consists of three components:

•	Fixed Compensation
o	Base salary
•	Short-term incentives
o	Annual cash bonus
o	Restricted share units
•	Long-term incentives
o	Options

Further details of each component of this compensation package for both our senior management team and our chief executive officer are provided below.

Compensation Objectives and Approval Process for Executives Other Than the CEO

Fixed Compensation

Each member of the senior management team receives a fixed base salary, the amount of which is determined by the position’s responsibility, the position’s importance to us, and industry standards. We determine market ranges based on our own knowledge of what our competitors are offering and our expectations regarding the senior management team salaries. We view our excellent retention rates for our senior management team as proof that this approach works.

Base salaries for the senior management team other than the chief executive officer are intended to provide a base level of compensation at the midrange for comparable positions; however, our short-term incentive plan typically results in higher than market bonuses paid to our senior management team. When combined, our salary and bonus amounts result in above average compensation levels relative to our industry peers. Since our total available bonus pool is based on a formula that is tied to the Company’s profitability, we believe that this mix of fixed and at-risk income provides greater incentive for our executives to achieve strong financial results.

The compensation-setting process for the Company’s senior management team for 2010 began in the fall of 2009 with our annual Career Development and Performance Review and budgeting process. Current salaries for each member of the senior management team were reviewed against an internal assessment by management of the market salaries for similar positions and the individual performance of each senior management team member. The chief operating officer was responsible for reviewing and making recommendations with regard to the practice area unit leaders and regional operating unit leaders to the chief executive officer. The chief executive officer assessed the salaries for the chief financial officer and chief operating officer.

The chief executive officer recommended to the committee any salary adjustments for the senior management team.  In 2010, the recommendation was to maintain salaries at current levels. At the beginning of 2010, one employee was promoted to the senior management team, and he was given an increase in pay to reflect his new responsibilities. The committee reviewed these recommendations in light of Stantec’s overall compensation objectives, its financial performance, and the budget for 2010 and approved the recommendations.

Short-Term Incentive Compensation

Following on the recommendations of management to greater align our short-term compensation with that of our peers, we modified our short-term incentive compensation scheme to include both a cash bonus and a restricted share unit plan. In order to accommodate this change, each member of our senior management team was awarded 75 percent of his short-term incentive compensation in the form of a cash bonus and 25 percent of his short-term incentive compensation in the form of restricted share units.

Cash Bonus

Our annual bonus program provides an opportunity to award competitive bonus compensation that is tied to the individual’s and the Company’s performance. Individual bonus amounts for executives, other than the chief executive officer, are discretionary and determined by the chief executive officer. However, the total bonus pool available to pay to all employees (including the senior management team) is calculated based on a formula approved by the board of directors. The formula is a percentage of Stantec’s annual net income before deductions for the chief executive officer’s bonus, employee performance bonuses, executive bonuses, and taxes calculated without regard for any applicable goodwill impairments but, for greater certainty, after accounting for any impairment of other amortizable intangibles (net income). The net income definition used in this Compensation Discussion and Analysis is a non-GAAP measure, is not specifically defined in the Canadian Institute of Chartered Accountants Handbook, and is not the same as the “net income” standardized meaning prescribed by Canadian GAAP and presented in our 2010 Management’s Discussion and Analysis. This non-GAAP measure may not be comparable to similar measures presented by other companies. The closest comparable GAAP measure is net income.

The percentage of net income allocated to the bonus pool will be 20 percent if Stantec’s net income as a percentage of net revenue is between 8 and 12 percent. In cases where Stantec’s net income as a percentage of net revenue is less than 8 percent or greater than 12 percent, the bonus pool adjusts to reflect a smaller or larger percentage of net income being available for bonuses. This formula directly aligns the interests of our employees with the interests of Stantec and its shareholders by tying each employee’s available bonus amount to the financial performance of the Company. For 2010, the bonus pool represented 20.8 percent of net income, or $34,856,425.

As part of the 2010 Career Development and Performance Review process that began in the third quarter of fiscal year 2010 and continues through to the first quarter of 2011, the chief operating officer and chief executive officer consider if each senior management team member has met, failed to meet, or exceeded performance objectives for 2010. Determination of the individual bonus amounts is discretionary, and the chief operating officer, chief executive officer, and committee take into account a number of factors when arriving at the bonus numbers. Stantec takes a “One Team” approach when determining bonus amounts for its senior management team. We balance overall achievement of Company-wide profitability with the results of any individual business unit. We believe that this contributes to a sense of shared responsibility among our executives to achieve outstanding business results and to support all aspects of meeting our clients’ needs while still rewarding the individual for exemplary performance. As a result, there are some variations in the bonus levels of each member of our senior management team that reflect individual achievements in a year.

Once the total available bonus pool for 2010 was determined, the chief operating officer recommended individual bonus amounts for each of the regional operating unit leaders and practice area unit leaders to the chief executive officer.  The chief executive officer determined a recommended bonus amount for the chief financial officer and then provided his recommendations for all executive bonuses to the Corporate Governance and Compensation Committee in the first quarter of 2011. In a year when the Company recognizes a goodwill impairment, the committee must also approve senior management team bonus amounts.

Restricted Share Units

As was previously noted, in 2010, the chief executive officer recommended and the board approved the adoption of a restricted share unit plan for the senior management team. The chief executive officer determined that in order to achieve an appropriate mix of short- and long-term incentives, a portion of the senior management team’s annual bonuses should be paid in a deferred payment method that is tied to the share price performance of the Company.  The Company adopted the restricted share unit plan in order to replace payment of 25 percent of each executive’s annual bonus amount with the equivalent amount issued to that executive in restricted share units. The restricted share units are issued six weeks prior to the payment of the annual bonuses to avoid issuance during a blackout period.

Each restricted share unit has the same value as one of our common shares. Restricted share units carry no voting rights, cannot be transferred, and carry no right to be exchanged into our common shares. Restricted share units vest on the second anniversary of the grant date, or earlier in the event of the death of the executive (the release date), upon which the value of the executive’s restricted share units are paid in cash. Each restricted share unit will be valued as the weighted by volume average of the closing market price of our common shares for the last 10 trading days prior to the release date. The executive’s right to receive this payment is forfeited in the event that he is terminated with cause but will be paid if he retires, becomes disabled, or is terminated without cause.

Restricted share units were granted to our senior management team on January 28, 2011. We have included this disclosure in our Summary of Compensation Table for Named Executive Officers, since even though the grant occurred after the end of the 2010 calendar year, it was tied to 2010 performance.

Long-Term Incentive Compensation

We have an employee share option plan to provide long-term incentive to key employees, including members of the senior management team. The employee share option plan is intended to

1.	Align the interests of employees and shareholders
2.	Contribute to the growth of shareholder value
3.	Constantly improve operating results
4.	Retain key employees
5.	Encourage key employees to become our shareholders

Management did not recommend the issuance of options during the 2010 calendar year. However, management did propose to align the compensation review process and the option granting process to streamline its approach to compensation. Thus, although historically options were granted in August of each year, management recommended that the decision with respect to option grants be moved to January, following the completion of our year-end. On January 28, 2011, the board approved two metrics that must be considered in order to determine if the Company should issue options in any given year. First, management must review the prior year’s net income (as defined above). If the net income is 14 percent or higher as a percentage of net revenue, the available pool for issuance should be 1 percent of issued and outstanding shares. If the results are less than 8 percent, no options should be issued. If the range is between 8 percent and 14 percent, a sliding scale determines what percentage of issued shares should be used to determine the total pool. Second, options will only be granted in a year in which Stantec achieved earnings per share (EPS) growth in the previous year. The amount of options is also reduced if the growth was less than 10 percent in the previous year. These metrics ensure that the performance and growth of the Company have been met prior to granting options to staff and align the interests of shareholders with the interests of employees.

After completing this analysis, the board determined that both metrics were within the ranges specified above and that, based on the formulas, a total of 410,000 options could be granted. The Corporate Governance and Compensation Committee approved the issuance of a pool of 410,000 options to be awarded to employees. Since there were no options with a grant date of 2010, we did not include this 2011 grant of the options in the Summary of Compensation Table for Named Executive Officers; however, we will include the grant in next year’s 2011 disclosure.  For purposes of full disclosure, the January 28, 2011, grant was at an exercise price of $28.65, with a three-year equal vesting schedule. Mr. Lefaivre, Mr. DiManno, and Mr. Smith each received a grant of 5,000 options with a grant date fair value of $55,000. Neither Mr. Gomes nor Mr. Allen received options in the January 28, 2011, grant.

Senior management team members are granted options to purchase shares on the recommendation of the chief executive officer to the Corporate Governance and Compensation Committee and the approval of the board of directors. Previous grants of options are a factor taken into account when issuing new options. The decision to award share options in a given year to any member of the senior management team other than the chief executive officer is discretionary.

All executives are eligible to participate in the Stantec retirement plans offered to Stantec employees. For Canadian employees, Stantec offers three retirement plans: a Group Registered Retirement Savings Plan (RRSP), a Registered Employee Stock Purchase Plan (ESPP), and a Non-Registered Employee Stock Purchase Plan. Under the Group RRSP Plan, Stantec matches an employee's contributions at 100 percent of the first 3 percent of the employee's base salary. The Group RRSP contributions are invested in the employee's choice of 19 different investment funds. Under the Registered and Non-Registered ESPP Plans, employee contributions are used to purchase Stantec shares. Stantec will match employee contributions at 50 percent of the first 4 percent of the employee's base salary to a maximum of 2 percent of the employee's base salary. Stantec's maximum contribution of 2 percent is applied to both the Registered and Non-Registered ESPP Plans for a total matching potential of 2 percent of the employee's base salary.

Stantec’s US employees are eligible to participate in the Stantec Consulting 401(k) Plan. Stantec matches employee contributions to 100 percent on the first 3 percent of the employee's base salary and to 50 percent on the next 2 percent of base salary. US employees can also participate in the ESPP. Stantec matches employee contributions to the ESPP at 1 percent of base salary if the employee contributes 2 percent or more and at 0.5 percent of base salary if the employee contributes 1 percent.

Compensation for the Chief Executive Officer

Mr. Gomes entered into an employment agreement on May 14, 2009, that governs his employment as chief executive officer. His employment agreement provided for a fixed base salary and a bonus equal to 1 percent of the annual net income of Stantec before employment performance bonuses, executive bonuses, and taxes. The bonus formula is a transparent and objective measure that directly ties the chief executive officer’s interests to the financial performance of Stantec.

Mr. Gomes is also awarded a quarterly allotment of deferred share units equal to one quarter of his base salary. Each deferred share unit has the same value as one of our common shares. However, deferred share units carry no voting rights, cannot be transferred, and carry no right to be exchanged into our common shares. Deferred share units cannot be exercised until his death, retirement, or termination from Stantec, upon which the value of his earned deferred share units will be paid in cash. The issuance of deferred share units further aligns the chief executive officer’s interests with those of our shareholders, since he has a vested interest in the long-term growth of our share value. We believe that this mix of fixed and at-risk compensation provides our chief executive officer with a competitive overall compensation package that motivates him to achieve both short-term financial performance and long-term strategic objectives.

Share Ownership Requirements

We believe that equity ownership plays a key role in aligning the interests of our executives and our shareholders. As a result, the board of directors adopted share ownership guidelines for certain executive officers, including our named executive officers.

The target ownership levels are expressed as the market value of share holdings as a multiple of the executive’s base salary (as adjusted from time to time).

Position                                                                      Target Ownership Level
Chief Executive Officer                                                                3.1 x base salary
Chief Financial Officer                                                                 1.1 x base salary
Chief Operating Officer                                                                1.1 x base salary
Regional Operating Unit Leaders                                              1.1 x base salary1
Practice Area Unit Leaders                                                         1.1 x base salary

1 Scott Murray, regional operating unit leader, US East, was not a regional operating unit leader until January 1, 2010.  Since he was not a member of the senior management team in 2009 when Stantec recognized a goodwill impairment, his target ownership level is 1 time base salary.

In 2009, the Company recognized a goodwill impairment charge. The board of directors increased the target ownership levels of each member of the senior management team who held such a position with the Company in 2009 by 10 percent of his base salary.

The chief executive officer has five years from the date of his appointment or the implementation of the Share Ownership Guidelines to comply. Currently, Mr. Gomes exceeds this requirement and is compliant with these guidelines. Each of the other aforementioned senior management team members is given three years from the implementation of the Share Ownership Guidelines, or three years following appointment, to comply. Each member of the senior management team is expected to have at least one-third of his ownership requirements met by the end of year one, two-thirds by the end of year two, and the remaining one-third by the end of year three. Compliance with the guidelines is assessed on a periodic basis throughout the year, and as of March 15, 2011, all the members of the senior management team have complied with these requirements.

Stock options are not counted toward the ownership guidelines. The chief executive officer may hold up to one-third of his ownership requirement in deferred share units. He and the committee shall review the guidelines on an annual basis and during times of organizational structure changes to ensure that they are accomplishing the goal of aligning the interests of key executives with the interests of shareholders.

PERFORMANCE GRAPH

The following graph compares the total shareholder return for $100 invested in our common shares on December 31, 2005, against the total return of the S&P/TSX Composite Index and against total named executive officer compensation over the same period.

The Stantec named executive officer compensation line reflects the trend in total compensation of the named executive officers each year assuming a base year of $100. Overall, Stantec's executive compensation has historically tracked the trend of Stantec’s stock performance over the same period. Generally, the growth in Stantec’s executive compensation has been moderate in comparison to the performance of its stock. 2008 was an anomalous year in that stock performance and executive compensation did not track. However, in 2009, our compensation strategy realigned with the performance of our stock and that trend continued in 2010. Executive compensation decreased in 2010, following the trend of our share performance.

Our executive compensation is made up of three elements: base salary (fixed), short-term incentive, and long-term incentive. Our compensation philosophy is to provide modest base salaries, which generally did not change (after taking account of exchange rates for our US named executive officers) in 2010. Stantec's short-term incentive amount, consisting of a cash bonus and restricted share units, is determined as a percentage of its net income (excluding extraordinary charges such as goodwill impairment). Bonuses were on average slightly lower in 2010 than in 2009, which contributed to the slight drop in executive compensation from year to year.

The compensation discussion and analysis were approved by the Corporate Governance and Compensation Committee.

Summary Compensation Table for Named Executive Officers

The following table summarizes the compensation for our chief executive officer and chief financial officer and the next three most highly compensated executive officers, who are, collectively, our named executive officers.

Name and Principal Position	Year	Salary	Long-Term Compensation		Nonequity Incentive Plan Compensation		Pension Value3	All Other Compensation	Total Compensation
			Share- Based Awards	Option- Based Awards1	Annual Incentive Plan (Bonus)	Long- Term Incentive Plans2
R.J. GOMES President & CEO	2010 2009 2008	$375,005 $346,737 $298,085	$375,0004 $239,8974 -	- - $73,654	$1,673,720 $1,225,437 $ 425,000	- - -	$18,750 $17,337 $14,904	- - $1,8006	$2,442,475 $1,829,408 $813,443
D.J. LEFAIVRE Senior Vice President & CFO	2010 2009 2008	$275,009 $274,432 $224,529	$100,0265 - -	- - $49,103	$300,000 $300,000 $150,000	- - -	$13,751 $13,751 $11,226	$1,8006 - - -	$690,586 $588,183 $434,858
R.K. ALLEN7 Senior Vice President & COO	2010 2009 2008	$386,366 $428,254 $399,753	$162,2795 - -	- - $73,654	$486,817 $513,900 $266,500	- $38,701 $108,377	$19,457 $19,655 $16,496	$20,1958 - -	$1,075,114 $1,000,510 $864,781
S. SMITH Senior Vice President	2010 2009 2008	$300,008 $300,008 $300,008	$112,5225 - -	- - $73,654	$337,500 $425,000 $350,000	-	$15,000 $15,577 $14,904	- - -	$765,030 $740,585 $738,566
V. DIMANNO Senior Vice President	2010 2009 2008	$300,008 $300,008 $300,008	$110,0125 - -	- - $73,654	$330,000 $475,000 $475,000	- - -	$15,000 $14,539 $14,625	- - -	$755,020 $789,547 $863,287

1
Options for common shares of Stantec. See below for further information regarding option grants and exercises. No options were granted to any employee of Stantec during the 2010 calendar year. The column reflects the fair value at the grant date of the options; in 2008, the column reflected the fair value of the options as at the end of the calendar year. Although there were no options with a grant date of 2010, as discussed under Long-Term Incentive Compensation, options were granted in 2011 that are tied to Stantec’s performance in 2010. Mr. Gomes and Mr. Allen were not issued options in the 2011 grant; however, Mr. Lefaivre, Mr. Smith, and Mr. DiManno did receive options in the 2011 grant. The grant date fair value of these options will appear in this column in next year’s circular as follows: R.J. Gomes (nil), D.J. Lefaivre $55,000, R.K. Allen (nil), S. Smith $55,000, and V. DiManno $55,000.

2
Refers to a retention bonus agreement entered into on April 15, 2006, in connection with the acquisition of Dufresne-Henry Inc. (DH). In connection with the acquisition of DH, Mr. Allen accepted the position of senior vice president, US East regional operating unit leader. In connection with that offer, Mr. Allen received a three-year retention bonus, which applied to the period of May 1, 2006, to May 1, 2009.

3	Represents payments to the executive officer’s registered retirement savings/employee share purchase plan

4
Mr. Gomes was awarded deferred share units as prescribed under his employment agreement with the Company for his role as president and chief executive officer. Further details regarding Mr. Gomes’s employment contract are found on page 27 of this circular.

5
Represents the grant date fair value of restricted share units awarded to the executive. The restricted share units were granted on January 28, 2011, at a price of $28.53 per unit. Further details regarding the restricted share unit plan are found on page 21 of this circular. Despite the grant date in 2011, the restricted share units represent 25 percent of short-term incentive compensation (the remaining 75 percent appear in the Annual Incentive Plan [Bonus] column) and are included in 2010 because they are an integral part of the short-term incentive compensation for 2010.

6	Represents a payment to the executive officer for a service award

7
Mr. Allen receives his base salary, bonus, long-term incentive, pension, and other compensation in US dollars. The amounts reflected in the table above are the Canadian dollar equivalents of US compensation based on an average annual currency exchange rate. In 2010, it was $1.0303; in 2009, it was $1.142; and in 2008, it was $1.066.

8
Represents a payout to the executive officer of vacation time that the officer had accrued but not taken within the time limits prescribed under Stantec policies ($19,731) as well as a payment to the executive officer for a service award ($464)

Outstanding Option-Based and Share-Based Awards

	Option-Based Awards4				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-Money Options1	Number of Shares or Units of Shares That Have Not Been Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)
R.J. Gomes	8,000 10,000 10,000 7,500	$12.25 $20.37 $30.61 $29.40	December 14, 2011 August 18, 2013 August 17, 2014 August 18, 2015	$197,440	n/a2	n/a2
D.J. Lefaivre	6,000 5,000 5,000 5,000	$12.25 $20.37 $30.61 $29.40	December 14, 2011 August 18, 2013 August 17, 2014 August 18, 2015	$129,680	3,506	$100,0263
R.K. Allen	10,000 10,000 7,500	$20.37 $30.61 $29.40	August 18, 2013 August 17, 2014 August 18, 2015	$73,600	5,688	$162,2793
S. Smith	6,000 10,000 10,000 7,500	$12.25 $20.42 $30.61 $29.40	December 14, 2011 August 29, 2013 August 17, 2014 August 18, 2015	$165,980	3,944	$112,5223
V. DiManno	5,000 10,000 10,000 7,500	$12.25 $20.37 $30.61 $29.40	December 14, 2011 August 18, 2013 August 17, 2014 August 18, 2015	$151,000	3,856	$110,0123

1	The closing price of Stantec shares of $27.73 as of December 31, 2010, was used for the purpose of calculating the aggregate value of the unexercised in-the-money options.
2
Mr. Gomes was awarded deferred share units through his employment contract, the value of which is reflected in the summary compensation table under the column Long-Term Compensation—Share-Based Awards, and the entire 2010 grant vested in 2010.

3
Mr. Lefaivre, Mr. Allen, Mr. Smith, and Mr. DiManno received restricted share units on January 28, 2011; however, as is further discussed on page 21 of this circular, the restricted share units are related to 2010 executive compensation, since a portion of each executive’s cash bonus was directed toward the issuance of these units. The payout value of the restricted share units will be calculated using the volume weighted average closing price of Stantec’s common shares on the TSX for the 10 trading days immediately preceding the applicable release date. The scheduled release date for these restricted share units is January 28, 2013. Therefore, for the purposes of this disclosure, the current market value of the restricted share units that have not vested was calculated by multiplying the number of restricted share units granted by the January 28, 2011, closing common share price of $28.53.

4	The options granted to the named executive officers, and described on page 21 of this circular, were not included in this table this year since such options were not outstanding at December 31, 2010.

Incentive Plan Awards—Value Vested or Earned During the Year

Name	Option-Based Awards—Value Vested During the Year1	Share-Based Awards—Value Vested During the Year	Non-equity Incentive Plan Compensation—Value Earned During the Year
R.J. Gomes	$0	$375,000	$1,673,720
D.J. Lefaivre	$0	$02	$300,000
R.K. Allen	$0	$02	$486,817
S. Smith	$0	$02	$337,500
V. DiManno	$0	$02	$330,000

1	The closing price of Stantec shares on the date on which options vested in 2010 was lower than the exercise price of such options.
2
Although Mr. Lefaivre, Mr. Allen, Mr. Smith, and Mr. DiManno received restricted share units as part of their 2010 compensation, none of these units have vested. Further details regarding the restricted share unit plan are found on page 21 of this circular.

Executive Compensation Plan Information

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options (a)	Weighted Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	1,480,831	$24.31	1,835,5661

1
This number is equal to the maximum number of Stantec options authorized to be issued under the Stantec share option plan (4,487,026), less 1,170,629 Stantec options that have been exercised, less the 1,480,831 Stantec options outstanding as at December 31, 2010.

Terms of the Plan

The following description of the Stantec employee share option plan includes references to the board of directors. This reference is inclusive of the Corporate Governance and Compensation Committee, as the board has delegated its authority, as permitted under the plan. Each option granted under the Stantec employee share option plan has a maximum term of 10 years and is exercisable on terms determined by the board of directors, including the vesting and restrictions on sale or other disposition of common shares acquired upon exercise of an option. The board of directors establishes the exercise price for options when issued, which in all cases cannot be less than the closing price of the common shares on the TSX on the trading day immediately preceding the date of the grant.

Any common shares subject to an option that is, for whatever reason, cancelled or terminated without having been exercised is again available for grant under the employee share option plan.

The maximum number of common shares that may be reserved for issuance to insiders under the employee share option plan is 10 percent of the common shares outstanding at the time of the grant (on a nondiluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement. In addition, the maximum number of common shares that may be issued to insiders under the plan within a one-year period is 10 percent of the common shares outstanding at the time of the issuance (on a nondiluted basis), excluding common shares issued under the plan or any other share compensation arrangement over the preceding one-year period. The maximum number of common shares that may be issued to any one insider under the employee share option plan within a one-year period is 5 percent of the common shares outstanding at the time of the issuance (on a nondiluted basis), excluding common shares issued to the insider in question under the employee share option plan or any other share compensation arrangement over the preceding one-year period. However, any entitlement to acquire common shares granted pursuant to the plan or any other share compensation arrangement prior to the option holder becoming an insider shall be excluded for the purposes of the limits set out above.

In addition, the maximum number of common shares that may be reserved for issuance to any one person is 5 percent of the common shares outstanding at the time of the grant (on a nondiluted basis) less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares from treasury granted as compensation or incentive mechanism.

Should the number of issued and outstanding Stantec common shares change due to a stock dividend, split, consolidation, or other corporate change, the board of directors will, with the approval of the relevant stock exchange, make an appropriate adjustment to the terms of previously issued options.

If an option holder ceases to be eligible for the plan for any reason other than death, each option he/she holds ceases to be exercisable 30 days after he/she becomes ineligible and any option or portion of an option not vested by the date of becoming ineligible cannot be exercised under any circumstances. These provisions apply whether the person is dismissed with or without cause.

Options are only assignable when an option holder dies and only by will or by the laws of descent and distribution. Following the death of an option holder, his or her legal representative may exercise the options within six months after the date of death but only to the extent that the options were, by their terms, exercisable on the date of death.

Under the employee share option plan, the expiry date of options expiring during a blackout period is automatically extended to 10 business days following the lifting of the blackout. In the event that the term of an option expires within a blackout period or within 3 trading days following the end of a blackout period imposed by us, which does not include a cease trade order imposed by any securities regulatory authority, the option expires on the date that is 10 trading days following the end of the blackout period, and such expiry is not subject to the discretion of the board of directors.

Shareholder approval is required for employee share option plan amendments that concern

a)
Any amendment to the number of common shares issuable under the employee share option plan, including an increase in the fixed maximum number of common shares or a change from a fixed maximum number of common shares to a fixed maximum percentage

b)
A reduction in the exercise price or purchase price of an option (other than for standard antidilution purposes, such as in the case of a share split, a share consolidation, or a stock dividend) held by or benefiting an insider

c)	An increase in the maximum number of common shares that may be issued to insiders within any one-year period or that are issuable to insiders at any time

d)	An extension of the term of an option held by or benefiting an insider

e)	Any change to the definition of “eligible person” in the employee share option plan that would have the potential to broaden or increase insider participation

f)	The addition of any form of financial assistance

g)	Any amendment to a financial assistance provision that is more favorable to participants of the employee share option plan

h)
The addition of a cashless exercise feature, payable in cash or securities, that does not provide for a full deduction of the number of underlying securities from the employee share option plan reserve

i)
The addition of a deferred or restricted share unit or any other provision that results in participants of the employee share option plan receiving securities while no cash consideration is received by Stantec

j)
Any other amendments that may lead to significant or unreasonable dilution in Stantec’s outstanding securities or may provide additional benefits to eligible persons in the employee share option plan, especially insiders, at the expense of Stantec and its existing shareholders

The board of directors may, without shareholder approval but subject to the receipt of any requisite regulatory approval, including approval from the TSX, be able to make all other amendments that are not of the type listed above, including, without limitation, the following:

a)	Amendments of a housekeeping nature

b)	A change to the vesting provisions of an option or the employee share option plan

c)
A change to the termination provisions of an option or the employee share option plan that does not entail an extension beyond the original expiry date, except in the case of an extension due to a trading blackout

d)	The addition of a cashless exercise feature, payable in cash or securities, that provides for a full deduction of the number of underlying securities from the employee share option plan reserve

Employment Contracts

Robert J. Gomes

We have an employment contract with Mr. Gomes. The contract provides Mr. Gomes with a biweekly salary of $14,423.25 effective January 8, 2011. We will pay Mr. Gomes an annual bonus equal to 1 percent of Stantec’s net income (before employee performance bonuses, executive bonuses, and taxes) for each year of employment (the bonus).

Mr. Gomes receives a quarterly allotment of deferred share units valued at $93,750. Such deferred share units are issued to him on the first day of each fiscal quarter of Stantec, and their value is based on the closing market price of our common shares on the last trading day of the previous fiscal quarter.

If we terminate Mr. Gomes’s employment without cause, we must provide to him the greater of (1) the salary actually earned by him to the date of termination together with the full-year bonus that would otherwise have been payable to him for the year in which the termination occurs, multiplied by a factor of the number of days in the year prior to the date of his termination divided by 365 or (2) the salary actually earned by him to the date of termination together with $1,000,000. Mr. Gomes will also receive the termination payments if, within six months preceding or two years following a change in control, (1) his salary is reduced or (2) his bonus is reduced to less than his previous year’s bonus. A change of control, for the purpose of the employment agreements described in this circular, would occur when a person acquires more than 50 percent of our common shares or when the nominees of a person holding at least 30 percent of our common shares are elected as directors and comprise a majority of the board (a change of control). In all other cases, Mr. Gomes may end his employment after giving the Company three months’ notice.

Assuming that a triggering event took place on the last business day of Stantec’s most recently completed financial year, Stantec would have been required to pay Mr. Gomes $1,600,442.

Mr. Gomes’s contract also restricts him from competing with Stantec for a period of two years and from soliciting our employees or clients or performing work for our clients for a period of two years following the termination of his employment.

Daniel J. Lefaivre

We have an employment contract with Mr. Lefaivre. The contract provides him with a biweekly salary and a discretionary annual bonus. Mr. Lefaivre’s biweekly salary was set at $11,538.75 effective January 8, 2011.

If we terminate Mr. Lefaivre’s employment without cause, we must provide to him the greater of (1) the salary he actually earned to the date of termination, a termination bonus equal to the annual discretionary bonus last paid to him prorated for that portion of the year that has elapsed from the last fiscal year-end to the date of termination of employment, and a termination payment in the sum of $300,000 or (2) working notice equivalent to one month per year of service to a maximum of 18 months or pay in lieu of such notice (the termination payments). Mr. Lefaivre will also receive the termination payments if, within six months preceding or two years following a change of control, (1) his salary is reduced or (2) his bonus is reduced to less than his previous year’s bonus. In all other cases, Mr. Lefaivre may end his employment after giving the Company three months’ notice.

Assuming that a triggering event took place on the last business day of Stantec’s most recently completed financial year, Stantec would have been required to pay Mr. Lefaivre $875,009.

Mr. Lefaivre’s contract also restricts him from soliciting our employees or clients or performing work for our clients for a period of one year following termination of his employment.

Richard K. Allen

We have an employment contract with Mr. Allen. The contract provides him with a biweekly salary and a discretionary annual bonus. Mr. Allen’s biweekly salary was set at US$14,423.21 effective January 8, 2011.

If we terminate Mr. Allen’s employment without cause, we must provide to him the greater of (1) the salary he actually earned to the date of termination, a termination bonus equal to the annual discretionary bonus last paid to him prorated for that portion of the year that has elapsed from the last fiscal year-end to the date of termination of employment, and a termination payment in the sum of US$300,000 or (2) working notice equivalent to one month per year of service to a maximum of 18 months or pay in lieu of such notice (the termination payments). Mr. Allen will also receive the termination payments if, within six months preceding or two years following a change of control, (1) his salary is reduced or (2) his bonus is reduced to less than his previous year’s bonus. In all other cases, Mr. Allen may end his employment after giving us three months’ notice.

Assuming that a triggering event took place on the last business day of Stantec’s most recently completed financial year, Stantec would have been required to pay Mr. Allen US$1,125,003.

Mr. Allen’s contract also restricts him from soliciting our employees or clients or performing work for our clients for a period of one year following termination of his employment.

Stanis Smith

We have an employment contract with Mr. Smith. The contract provides Mr. Smith with a biweekly salary and a discretionary annual bonus. Mr. Smith’s biweekly salary was set at $11,538.75 effective January 8, 2011.

If we terminate Mr. Smith‘s employment without cause, we must provide to him the greater of (1) the salary actually earned by him to the date of termination, a termination bonus equal to the annual discretionary bonus last paid to him prorated for that portion of the year that has elapsed from the last fiscal year-end to the date of termination of employment, and a termination payment in the sum of $300,000 or (2) working notice equivalent to one month per year of service to a maximum of 18 months or pay in lieu of such notice (the termination payments). Mr. Smith will also receive the termination payments if, within six months preceding or two years following a change in control (1) his salary is reduced or (2) his bonus is reduced to less than his previous year’s bonus. In all other cases, Mr. Smith may end his employment after giving us three months’ notice.

Assuming that a triggering event took place on the last business day of Stantec’s most recently completed financial year, Stantec would have been required to pay Mr. Smith $1,025,008.

Mr. Smith’s contract also restricts him from soliciting our employees or clients or performing work for our clients for a period of one year following termination of his employment.

Valentino DiManno

We have an employment contract with Mr. DiManno. The contract provides Mr. DiManno with a biweekly salary and a discretionary annual bonus. Mr. DiManno’s biweekly salary was set at $11,538.75 effective January 8, 2011.

If we terminate Mr. DiManno‘s employment without cause, we must provide to him the greater of (1) the salary actually earned by him to the date of termination, a termination bonus equal to the annual discretionary bonus last paid to him prorated for that portion of the year that has elapsed from the last fiscal year-end to the date of termination of employment, and a termination payment in the sum of $300,000 or (2) working notice equivalent to one month per year of service to a maximum of 18 months or pay in lieu of such notice (the termination payments). Mr. DiManno will also receive the termination payments if, within six months preceding or two years following a change in control (1) his salary is reduced or (2) his bonus is reduced to less than his previous year’s bonus. In all other cases, Mr. DiManno may end his employment after giving us three months’ notice.

Assuming that a triggering event took place on the last business day of Stantec’s most recently completed financial year, Stantec would have been required to pay Mr. DiManno $1,075,008.

Mr. DiManno’s contract also restricts him from soliciting our employees or clients or performing work for our clients for a period of one year following termination of his employment.

ADDITIONAL INFORMATION
CURRENCY

Unless otherwise indicated, the dollar amounts presented in this information circular refer to Canadian dollars.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

To our knowledge, none of our directors or executive officers, or any associate or affiliate of any such person, has any material interest, direct or indirect, by way of securities or otherwise, in any matter to be acted upon at the meeting other than the election of directors.

2011 SHAREHOLDER PROPOSALS

Shareholder proposals must be submitted no later than December 16, 2011, to be considered for inclusion in next year’s Management Information Circular for the purposes of Stantec’s 2011 annual shareholder meeting.

CONTINUOUS DISCLOSURE

Additional information relating to Stantec is available on SEDAR at www.sedar.com.

Any person may request and receive the following from our corporate secretary:

a)	One copy of our Annual Information Form and one copy of documentation containing information referenced by the Annual Information Form

b)
One copy of our comparative financial statements for the most recently completed financial year and the accompanying auditor’s report and one copy of any interim financial statements available after the latest annual financial statements

c)	One copy of our most recent Management Information Circular in respect to the most recent annual shareholder meeting that involved the election of directors

Financial information about our fiscal year ended December 31, 2010, and comparative information for the year ended December 31, 2009, are contained in our financial statements and management’s discussion and analysis, both of which can be found in our 2010 Financial Review.

NORMAL COURSE ISSUER BID

On May 28, 2010, we announced our intention to make a normal course issuer bid starting June 1, 2010, and expiring May 31, 2011. During this period, we are permitted to acquire up to 2,287,166 common shares, being approximately 5 percent of the issued and outstanding common shares at the time of the issuer bid’s announcement. From June 1, 2010, to December 31, 2010, we acquired 198,300 common shares, which were subsequently cancelled.

We believe that, at certain times, the market price of our common shares may not adequately reflect the value of our business and our future business prospects. As a result, we believe that our outstanding common shares may, at such times, represent an attractive investment and an appropriate and desirable use of our available funds. The purchase of our common shares may also be advisable, periodically, to offset the dilution resulting from the exercise of options and the dilution that occurs as a result of common shares issued in connection with acquisitions. Regardless of the motivation, once purchased, we intend to cancel such shares.

Purchases will be made through the TSX facilities, in accordance with its bylaws, rules, and policies. We will pay the market price for any common shares we acquire.

You may contact us at 200, 10160 – 112 Street, Edmonton AB T5K 2L6 to obtain a copy of the Notice of Intention to Make a Normal Course Issuer Bid that we filed with the TSX.

SCHEDULE “A”

This information is available on our website at www.stantec.com or you may contact us for a copy of this material free of charge.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

We understand the importance of sound corporate governance practices. We aspire to uphold high standards of corporate governance throughout our organization. These high standards reflect not only legal and regulatory requirements of corporate governance but also existing and emerging practices. As a Canadian reporting issuer on the TSX and the NYSE, our corporate governance practices meet, and in some cases exceed, legal and regulatory requirements. In addition, although we are not required to comply with a number of the NYSE corporate governance listing standards as a non-US company, our governance practices are in compliance with the NYSE standards in all significant respects except one, which is described under Compliance with NYSE Standards.

Board of Directors

As of December 31, 2010, our board of directors includes nine members, seven of whom are independent. Our board considers a director to be independent only where it has determined that such director has no direct or indirect material relationship with the Company or its subsidiaries. A “material relationship” is defined in National Instrument 52-110 Audit Committees to mean any relationship that could, in the view of the board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Our board of directors assesses a director’s independence against this definition through a detailed questionnaire that our directors complete annually or on an as-required basis throughout the year. Our board has determined that Ronald Triffo, Robert J. Bradshaw, Paul Cellucci, David L. Emerson, Susan E. Hartman, Aram H. Keith, and Ivor M. Ruste are independent.

Robert J. Gomes, as president and chief executive officer, is a member of the management of Stantec and is therefore not an independent board of directors’ member. In addition, Anthony P. Franceschini is not considered to be an independent director since he served as president and chief executive officer of the Company until May 14, 2009.

The independent directors meet without management and the nonindependent directors following every board meeting, whether it is a regularly scheduled quarterly meeting or held outside the regular schedule. In 2010, the independent directors met without both management and the nonindependent directors following each of the seven board meetings held in the year.

Ronald Triffo is the chair of our board of directors, a position to which he was first appointed in 1998. Mr. Triffo is an independent director. For a description of the role and responsibilities of the chair, see the discussion below under Position Descriptions. Mr. Triffo has been associated with Stantec since 1977. He was appointed president in 1983 and president and chief executive officer in 1988, roles for which he retired his service in 1998. Mr. Triffo holds a bachelor of science in civil engineering from the University of Manitoba and a master of science in engineering from the University of Illinois. Mr. Triffo is a past president of the Consulting Engineers of Alberta and the Association of Consulting Engineers of Canada and has received several provincial and national awards for his extensive contributions to the engineering profession, community, and business.

Additional information relating to each director standing for nomination, including other public company boards on which they serve as well as their attendance record for all board of directors’ and committee meetings during the fiscal year ended 2010, can be found on pages 9 through 12 of this information circular.

Board of Directors’ Mandate

The board is responsible for the stewardship of the Company. In executing this role, the board shall oversee the conduct, direction, and results of the business. In turn, management is mandated to conduct the day-to-day business and affairs of the Company and is responsible for implementing the board's strategies, goals, and directions. The board and its members shall act in the best interests of the Company at all times, and the board’s actions shall reflect its responsibility to establish the proper business practices and appropriate ethical standards expected of the Company.

In discharging its stewardship obligations, the board has the following six specific principal responsibilities.

1.	Integrity of the Chief Executive Officer and Other Executive Officers

The board assesses the integrity of the chief executive officer and other executive officers through regular interaction at board and committee meetings and through ongoing interaction. In addition, the board satisfies itself that the chief executive officer and other executive officers are creating a culture of integrity throughout the Company by reviewing annually with the chief executive officer and other executive officers the policies and procedures that are in place to create such a culture.

2.	Adoption of a Corporate Strategic Planning Process

It is the responsibility of the board to ensure that the Company has appropriate short- and long-term goals and has implemented a strategic planning process. In identifying and adopting short- and long-term goals and a strategic planning process, the board shall look to the management of the Company, particularly to the chief executive officer, for leadership. In addition to ensuring that a strategic planning process is in place, the board should assist in the process by maintaining open communication lines with management both directly and through the chief executive officer, providing objectivity to plans, and adding its collective experienced judgment. Finally, the board must approve the Company’s strategies as they evolve and may change. In this context, the board must be responsible for monitoring management's success in implementing and modifying its strategies, as may be required.

3.	Managing Risks and Protecting Shareholder Value

The board shall be responsible for ensuring that proper procedures are established for the protection of shareholder value. The board is expected to adequately scrutinize material programs and approve material capital expenditures, acquisitions, and divestitures.

Members of the board are responsible for and expected to understand the principal risks associated with the Company’s business. In this regard, the board must rely on the management of the Company to identify and monitor risks on a day-to-day basis; however, the board must ensure that there are adequate systems in place that effectively monitor and manage the risks of the business to ensure the Company’s long-term viability. It is acknowledged and understood that all business decisions involve balancing risks with rewards and benefits, and, hence, any material business actions must balance the potential return against the potential damage to shareholders.

4.	Appointing, Developing, and Monitoring Senior Management (Succession Planning)

The board implements its corporate strategies and resolutions through delegation to management. In turn, management must inform and communicate properly with the board and in accordance with the board's stated goals and objectives. As a result, the board must ensure that it has retained a management of appropriate caliber, particularly in the role of chief executive officer. The board must implement systems to assess the performance of its senior management, particularly that of the chief executive officer, against the objectives it has established. To the extent that there are mechanisms that may assist the appointment, development, and assessment of management, the board should be satisfied that such systems are in place and that an orderly succession of senior management can be facilitated.

5.	Communications Policy

The board shall ensure that the Company has a policy in place to enable it to communicate effectively with shareholders, other stakeholders, and the public in general, including the capital markets. The Company’s communications policy must effectively relate its operations to shareholders and should facilitate open communication with shareholders. The chief executive officer will be directly responsible for approving the issuance of any material communications to shareholders.

6.	Internal Corporate Controls and Management Information Systems

The board shall ensure that there are control and information systems in place to ensure the effective discharge of its responsibilities hereunder and in law. In particular, the board will ensure that the Company has (a) an audit system and internal controls that verify the integrity of financial data and the compliance of financial information with appropriate accounting principles, (b) adequate environmental information, controls, and reporting systems, and (c) systems for monitoring and evaluating the implementation of corporate strategy and material corporate decisions.

The board of directors at large is responsible for its approach to corporate governance issues. In considering these issues, and in assessing the effectiveness of the board of directors and its committees and the contribution of each individual director, the board of directors will seek the assistance and advice of the Corporate Governance and Compensation Committee.

Position Descriptions

The board has developed written position descriptions for the chief executive officer, board chair, chair of the Corporate Governance and Compensation Committee, and chair of the Audit and Risk Committee. A copy of these position descriptions can be found in our Corporate Governance Guidelines, which are available on stantec.com. These descriptions are reviewed on an annual basis by the Corporate Governance and Compensation Committee and updated as required.

Orientation

The board is to ensure that all new directors receive a comprehensive orientation to help them understand the role of the board and its committees, their individual roles and expectations, and the nature of the Company’s business. The Corporate Governance and Compensation Committee is responsible for implementing and maintaining the orientation program for all new directors. New members receive a comprehensive orientation manual that includes, among other things, the following:

•	Our corporate bylaws and all board-approved Company policies, which include our Code of Ethics, Insider Trading, and Conflict of Interest policies
•	Summaries of key Company programs and practices that are in place to manage the board’s governance and stewardship responsibilities
•	Terms of reference for each board committee
•	Biographies of all board members and members of management who interact with the board on a regular basis, including the Company’s senior management team
•	Copies of the previous year’s meeting minutes, annual materials, and strategic plan
•	An overview of the Company’s services and business model

Board members who are joining a committee will receive copies of the previous year’s committee meeting minutes, committee work plans, and other material the chair of the committee deems appropriate.

New board members are required to meet with members of management during a full-day orientation session at our head office prior to their first board meeting. They meet with the chief executive officer, chief financial officer, director of our Internal Audit and SOX group, secretary and general counsel, and corporate counsel to learn about our business, acquisition program, and risk management strategies as well as their legal duties and obligations as a director of Stantec. They also meet with the chair of the board of directors and other directors as appropriate to learn about their role on the board and to ask questions about the expectations of board members at Stantec.

The Corporate Governance and Compensation Committee reviews the orientation program regularly in connection with new appointments.

Continuing Education

The Corporate Governance and Compensation Committee is responsible for ensuring that an appropriate director continuing education program is in place on an as-required basis. If a need for either internal or external training arises during the year, the Committee arranges with management for that training to take place. In the absence of such need, each director assumes responsibility for keeping informed about the business of the Company and developments in the industry. Management assists directors by providing them with updates on developments in various geographic areas in which the Company is active, communication from the chief executive officer to employees, and such other information that management considers to be of interest to the board.

In 2010, the board received presentations from management on the anticipated implementation of International Financial Reporting Standards (IFRS) and the implications of IFRS on the Company’s financial reporting, financial systems, and statements. The chief executive officer routinely informed the board about strategic changes in our industry. The November board meeting was held in Toronto, Ontario, and the board was given the opportunity to tour one of our Toronto offices. Board members also heard a presentation from senior management on our Account Management strategy, which is a key component of our strategic plan.

Ethical Business Conduct

The board of directors has adopted a comprehensive code of business conduct and ethics, which provides a framework for directors, officers, and employees for the conduct and ethical decision-making that is integral to their work. The Company requires that all officers and employees annually certify that they have read and understand the code. The code is reviewed at least annually by the Corporate Governance and Compensation Committee to ensure that it complies with all legal requirements and is in alignment with best practices. In the event that amendments are needed, recommendations are made to the Corporate Governance and Compensation Committee and the board of directors for approval. The code is available on our website at www.stantec.com and on SEDAR at www.sedar.com. You may also contact us for a copy of the code free of charge.

The board of directors believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct within Stantec. Our Integrity policy sets out our procedures for reporting and investigating observations or concerns raised by employees or officers of the Company. The Integrity policy is available at www.stantec.com. We monitor compliance with our code through our integrity hotline. The integrity hotline allows officers or employees to report concerns regarding breaches of our code in writing, over the telephone, by mail, or by email. All complaints are treated as confidential, and requests to maintain anonymity are respected to the extent possible. The integrity hotline is monitored by Stantec’s general counsel.

Copies of all complaints are reviewed by the chair of the Audit and Risk Committee upon receipt. A quarterly report is presented to the Audit and Risk Committee summarizing the status of any active investigations of complaints and the resolution of all complaints made through the integrity hotline.

The board of directors believes that its effectiveness is furthered when directors exercise independent judgment in considering transactions and agreements. As such, if at any board of directors’ meeting a director or executive officer had a material interest in a matter being considered, such director or officer would not be present for discussions relating to the matter and would not participate in any vote on the matter.

Nomination of Directors

The Corporate Governance and Compensation Committee, which is composed entirely of independent directors, is responsible for identifying and recommending to the board suitable director candidates. As part of the process, the committee considers the competencies and skills of the board as a whole, assesses the skill sets of current board members, and identifies any additional skill sets deemed to be beneficial in light of the opportunities and risks facing the Company. The committee maintains an up-to-date skills matrix of the board of directors to assist in this process (see page 13 of this circular for a copy of the current skills matrix). The committee may engage outside advisors to assist in identifying qualified candidates. Potential candidates are screened to ensure that they have the attributes of integrity and accountability, the ability to think strategically, financial literacy, relevant industry experience, excellent communication skills, and the ability to work effectively in a team. The successful candidate also has the availability to attend all meetings and come prepared to make an informed and productive contribution to the board.

Assessments

The Corporate Governance and Compensation Committee is responsible for reporting annually to the board an assessment of the board's performance. This assessment is of the board's contribution and performance as a whole as well as of the performance of individual board members. The committee specifically reviews areas in which the board believes that a better contribution could be made by its members. The purpose of the assessment is to increase the effectiveness of the board as a whole as well as the effectiveness of individual board members.

The board assessment is conducted annually by way of a detailed confidential survey developed by the Corporate Governance and Compensation Committee. The survey is sent to all board members, the chief financial officer, the chief operating officer, and the secretary and general counsel. The survey asks for quantitative ratings and a subjective assessment by each participant in the following areas:

•	Board organization and structure
•	Meeting administration
•	Board governance
•	Selection of and relationship with management
•	Effective discharge of duties by the board and its committees
•	The Company’s strategic determination
•	Board policies and procedures
•	Communication with stakeholders
•	Meeting of legal requirements
•	Individual member performance, including both a peer review and a self-assessment component

Completed board surveys are submitted to corporate counsel at the end of October. Corporate counsel prepares a summary report (without identifying names) and presents it to the committee for discussion at its November quarterly meeting. The responses are kept confidential to allow the participants to be candid in their assessments. The committee’s report and recommendations, as well as the complete and confidential results of the survey are presented to and discussed by the full board at its November quarterly meeting. All board members have an opportunity to address any concerns they might have during the meeting or confidentially with either the chair of the Corporate Governance and Compensation Committee or the chair of the board of directors.

In addition to the board assessment, both the Audit and Risk Committee and the Corporate Governance and Compensation Committee conduct annual self-assessments following the same time line as noted above for the board evaluations.

The board is also responsible for conducting an annual assessment of the chief executive officer against his performance of his agreed upon annual objectives. The committee further reviews and assesses the chief executive officer’s performance quarterly on an informal basis.

Communication Policy

The Company is committed to providing timely, accurate, and balanced disclosure of material information consistent with legal and regulatory requirements. Materiality is determined by the importance of an event or information in significantly affecting the price or value of the Company’s stock. The Company will disclose both positive and negative information on a timely basis, except when confidentiality issues require a delay in accordance with the rules of the TSX and NYSE and applicable securities commissions.

The Company has established a Disclosure Committee to support the chief executive officer and chief financial officer in identifying material information and determining how and when to disclose that information and to ensure that all material disclosures comply with relevant securities legislation.

The Disclosure Committee will meet prior to the release of the Company’s regular quarterly and annual disclosure documents. The committee will also meet as required to review and evaluate other disclosures and potential disclosures or upon the request of the chief executive officer or chief financial officer.

Compliance with NYSE Standards

As a foreign private issuer listed on the NYSE, we are generally entitled to follow Canadian requirements, including the rules of National Instrument 58-101 and National Policy 58-201, with respect to corporate governance practices. We are required, pursuant to Section 303A.11 of the NYSE’s Listed Company Manual, to identify any significant ways in which our corporate governance practices differ from those followed by US domestic companies under NYSE listing standards. These differences are summarized below:

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Section 303A.08 of the NYSE's Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions. The definition of equity compensation plans under the NYSE rules covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors. The TSX rules require shareholder approval of security-based compensation arrangements only in respect of arrangements that involve the delivery of newly issued securities. The TSX rules require shareholder approval of security-based compensation plans when they are first introduced and thereafter: (a) every three years in respect of all unallocated options, rights, or other entitlements under an arrangement with a rolling percentage maximum or (b) at the time and in respect of any amendment to such arrangements (unless the amendment relates to an arrangement previously approved by shareholders and includes specific authority for certain TSX-specified types of amendments). Stock purchase plans in which securities are purchased in the public market and no financial assistance or discount is provided by the Company for the purchase of securities are not subject to the shareholder approval requirement under the TSX rules; however, shareholder approval is required under the NYSE’s rules. We comply with the rules of the TSX.